UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

1. DATE, TIME AND VENUE: Held on April 1st, 2016, at 10:30 a.m., at Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”) headquarters, at Avenue Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, Cidade Monções neighbourhood, in the capital of the state of São Paulo.

2. CALL NOTICE: Convocation held by Call Notice published in the Official Gazette of the State of São Paulo in the editions of March 15, 16 and 17, 2016 (Business - pages 40, 111 and 72, respectively) and in Valor Econômico, also in the editions of March 15, 16 and 17, 2016 (pages B7, A8 and A8, respectively).

3. ATTENDANCE: Shareholders representing more than 94% (ninety four percent) of the common shares, as per the records and signatures in the Shareholders’ Attendance Book no. 002, page 93 front to back, achieving the legal quorum to install and deliberate (“Meeting”). Were also present Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer of the Company, Messrs. Flávio Stamm, Cremênio Medola Netto, Charles Edwards Allen, members of the Fiscal Board, Mr. Antonio Gonçalves de Oliveira, Member of the Board, and Mr. Héctor Ezequiel Rodriguez Padilla from the specialized company Ernst & Young Auditores Independentes S.S.

4. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman and Carolina Simões Cardoso – Secretary.

5. AGENDA:

(a)  be aware and ratify the appointment of specialized appraisal company Ernst & Young Auditores Independentes S.S., enrolled with the CNPJ/MF under No. 61.366.936/0001-25, responsible for preparing the appraisal report of the shareholders’ equity of GVTPart and Independent Auditors' Report of Fair Assurance on the Combined Financial Information of GVTPart and the spun-off portion of the net assets of Global Village Telecom S.A. ("GVT") object of incorporation by GVTPart ("GVTPart Appraisal Report"), for purposes of the incorporation of GVTPart’s shareholders’ equity by the Company (already considered the absorption of the spun-off portion of GVT’s net assets by GVTPart occurred on the same date of the Meeting);

Minutes of the 45th ESM (Pg. 1)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

(b)  appreciate and deliberate on GVTPart’s Merger Protocol and Justification Instrument, signed by the Administrators of GVTPart and of the Company in March 14, 2016, having as an object the merger of GVTPart by the Company (“Merger Protocol”);

(c)  appreciate and deliberate on GVTPart’s Appraisal Report;

(d)  deliberate on the merger of GVTPart by the Company and its implementation; and

(e)  appreciate and deliberate on the statement referred to in article 1, paragraph 3, of the Act of prior approval issued on January 22, 2016 by Agência Nacional de Telecomunicações - ANATEL, No. 50,169, and published in the Official Gazette of January 28, 2016 (“Act of Prior Approval”).

6. DELIBERATIONS: Beginning the Meeting, the Chairman explained that the minutes of the Meeting would be recorded as a summary of the facts, containing only the transcription of the resolutions taken, pursuant to article 130, § 1 of Law No. 6,404/76, as amended ("Law of Corporations"), and informed that the documents or proposals, declarations of vote or dissent on matters to be resolved should be submitted in writing to the Presiding Board which, for this purpose, would be represented by the Secretary. In addition, the Chairman clarified that the documents and information relating to the matters to be discussed in this Meeting were over the table and that such documents were made available to shareholders at the Company's headquarters and on the websites of Comissão de Valores Mobiliários (www.cvm.gov.br), BM&FBOVESPA - Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and Company (www.telefonica.com.br/ir), since the publication of the Call Notice, in accordance with the provisions of the Law of Corporations and CVM Instructions No. 481/2009 and No. 565/2015.

The Chairman explained that, as it was known to all, the Meeting had the main objective to discuss and decide on the corporate restructuring involving the Company, its wholly-owned subsidiary and its controlled companies, culminating in the merger, by the Company, of GVTPart, after the merger by GVTPart of the spun-off part of GVT concerning the assets, rights and obligations related to telecommunications activities ("Corporate Restructuring").

Minutes of the 45th ESM (Pg. 2)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

He added that, at the end of the corporate restructuring, the aim is to standardize the services developed by such companies, with (i) the concentration of the provision of such services in a single company, the Company; and (ii) the migration of activities provided by GVT other than telecommunications services to POP Internet Ltda.

He also clarified that the concentration of provision of telecommunications services in a single legal entity will promote a convergence environment, facilitating the consolidation and confluence in the provision of telecommunication services and the simplification of service packages offers, as well as the consequent optimization of administrative and operational costs, and standardization of operations of the companies involved in the Corporate Restructuring.

The Chairman also clarified that the intended Corporate Restructuring was submitted for consideration and approval of Agência Nacional de Telecomunicações - ANATEL, which approved the terms of the Act of Prior Approval.

In addition, the Chairman stressed that the matter was previously examined by the Audit and Control Committee, Fiscal Board and Board of Directors, which opined favorably in respect of all items on the agenda that competed to them.

Finally, he informed that the intended operation of merger of GVTPart will not result in a capital increase of the Company, nor in the issue of new shares by the Company, as the Corporate Restructuring will not cause any change in the current shareholdings of the Company's shareholders, with also no need to talk about exchange of shares of minority shareholders of GVTPart for the Company's shares, as the Company is the sole shareholder of GVTPart, as well as it will not cause any withdrawal rights to shareholders. Thus, it is not produced a appraisal report of the shareholders’ equity at market prices to calculate the exchange ratio of the shares of non-controlling shareholders referred to in Article 264 of the Law of Corporations and Article 8 of CVM Instruction No. 565/15, as understandings stated by CVM in similar cases and as mentioned in CVM Resolution No. 559/08.

Minutes of the 45th ESM (Pg. 3)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

After the clarifications above mentioned, the shareholders appreciated the matters on the agenda, as follows, being received and authenticated the vote indications by the Secretary, and decided:

6.1. Ratify by unanimous vote, the engagement of the specialized company Ernst & Young Auditores Independentes S.S., to prepare the GVTPart Appraisal Report, for purposes of the merger of GVTPart by Company.

6.2. To approve, by unanimous vote, all terms and conditions of the Merger Protocol, constant hereof as Annex I. The Merger Protocol sets out the general terms and conditions of the intended merger, its justifications and the evaluation criteria of the equity of GVTPart to be merged into the Company.

6.3. To approve, by unanimous vote, the appraisal report of the shareholders’ equity of GVTPart, assessed based on its book value at the date of December 31, 2015, as well Independent Auditors' Report of Fair Assurance on the Combined Financial Information of GVTPart and the spun-off portion of the net assets of GVT absorbed by GVTPart, also assessing the book value on the same date, which establish, once considered the absorption of the spun-off portion of the net assets of GVT by GVTPart, held today, that the shareholders' equity of GVTPart to be incorporated by the Company is R$11,009,942,567.85 (eleven billion, nine million, nine hundred and forty-two thousand, five hundred and sixty-seven reais and eighty-five cents), all in accordance with the provisions of the Merger Protocol. The GVTPart Appraisal Report (so-called the appraisal report of the net equity of GVTPart, and the Independent Auditors' Report of Fair Assurance on the Combined Financial Information of GVTPart and the spun-off portion of the net assets of GVT absorbed by GVTPart) is part of these minutes as Annex A and Annex B of the Merger Protocol.

6.4. To approve, by unanimous vote, the merger by the Company of GVTPart in the amount described in GVTPart Appraisal Report, with no change in the Company's share capital, in accordance with the Merger Protocol, approved and attached hereto.

Minutes of the 45th ESM (Pg. 4)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

6.5. Finally, the shareholders approve, by unanimous vote, the statement of the Company provided in paragraph 3 of Art. 1 of the Act of Prior Approval, whose draft is contained in this instrument as its Annex II.

Approved the operation, the Company's Board was authorized to perform all acts that are necessary to formalize the operations here approved before public bodies and third parties in general.

7. CLOSURE: After conclusion of the agenda, the minutes were read, approved and signed, being aware the representatives of the shareholders of its drafting as a summary of the facts, as authorized by Article 130, § 1 of the Law of Corporations. It was also determined that the publication of the minutes will be made omitting the signature of shareholders, pursuant to § 2 of article 130 of the Law of Corporations. São Paulo, April 1, 2016. SIGNATURES: Breno Rodrigo Pacheco de Oliveira - President of the Meeting, representing the management; Carolina Simões Cardoso - Secretary of the Meeting; SP Telecomunicações Participações Ltda., p.p. Breno Rodrigo Pacheco de Oliveira; Telefônica Internacional, S.A.U., p.p. Breno Rodrigo Pacheco de Oliveira; Telefônica Chile S.A., p.p. Breno Rodrigo Pacheco de Oliveira; Telefonica S.A., p.p. Breno Rodrigo Pacheco de Oliveira; BRANDES GLOBAL EQUITY INCOME FUND, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND, WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO, CANADA PENSION PLAN INVESTMENT BOARD, BRANDES GLOBAL OPPORTUNITIES VALUE FUND, UTAH STATE RETAIREMENT SYSTEMS, FRANKLIN TEMPLETON INVESTMENT FUNDS, p.p. Paulo Roberto Esteves, Flávio Stamm, Cremênio Medola Netto and Charles Edwards Allen – members of the Fiscal Board; Antonio Gonçalves de Oliveira – Member of the Board; Ernst & Young Auditores Independentes S.S., p.p. Héctor Ezequiel Rodriguez Padilla.

We certify that this is a faithful copy of the minutes of the 45th Extraordinary Shareholders’ Meeting, held on April 1st, 2016, drawn up in the proper book.

Minutes of the 45th ESM (Pg. 5)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

Carolina Simões Cardoso

Secretary

Minutes of the 45th ESM (Pg. 6)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

Annex I

Protocol of Incorporation

Minutes of the 45th ESM (Pg. 7)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

PROTOCOL OF MERGER AND INSTRUMENT OF

JUSTIFICATION OF

GVT PARTICIPAÇÕES S.A.

BY

TELEFÔNICA BRASIL S.A.

By this private instrument, the parties described below, by their respective Executive Officers, have agreed to enter into this Protocol of Merger and Instrument of Justification ("Protocol"), in accordance with Articles 224, 225, 226 and 227 of Law No. 6,404 of December 15, 1976, as amended ("Brazilian Corporation Law"), in compliance with the provisions of Ruling No. 565, of June 15, 2015, issued by the Brazilian Securities Commission ("CVM"):

(A)       TELEFÔNICA BRASIL S.A., a publicly-held corporation headquartered in the City of São Paulo, State of São Paulo, at Avenida Eng. Luiz Carlos Berrini, 1376, enrolled in the Corporate Taxpayers' Register of the Ministry of Finance ("CNPJ/MF") under No. 02.558.157/0001-62, herein represented pursuant to its Bylaws ("Telefônica" or "Merging Company");

(B)       GVT PARTICIPAÇÕES S.A., a publicly-held corporation headquartered in the City of São Paulo, State of São Paulo, at Avenida Eng. Luiz Carlos Berrini, 1376, 6th floor, side B, Cidade Monções, CEP 04571-936, enrolled in the CNPJ/MF under No. 10.242.813/0001-41, herein represented pursuant to its Bylaws ("GVTPart" or "Merged Company");

Telefônica and GVTPart are also referred to herein, collectively, as the "Parties" or the "Companies".

1.         JUSTIFICATION.

Minutes of the 45th ESM (Pg. 8)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

WHEREAS this merger transaction is part of a larger corporate restructuring process also involving other companies controlled by Telefônica;

Whereas, in accordance with the Material Fact disclosed on September 22, 2015, GVTPart is a holding company, wholly owned by Telefônica, directly controlling Global Village Telecom S.A., headquartered in the City of Maringá, State of Paraná, at Rua João Paulino Vieira Filho, 752, 2nd floor, enrolled in the CNPJ/MF under No. 03.420.926/0001-24 ("GVT"), and indirectly controlling Pop Internet Ltda., a company headquartered in the City of Curitiba, State of Paraná, at Rua Lourenço Pinto, 299, 10th floor ("POP");

Whereas GVT currently provides telecommunication services and also other non-telecommunication services;

Whereas (i) concentrating the provision of telecommunication services in a single legal entity shall promote a convergence environment, facilitating consolidation and confluence in the provision of telecommunication services and simplifying the service packages offered, and jointly, (ii) migrating the non-telecommunication services provided by GVT to POP shall allow both companies to optimize their administrative and operational costs, and to standardize the operations of the companies involved in the Corporate Restructuring.

WHEREAS the corporate restructuring aims to unify the telecommunication services in Telefônica, through the total spin-off of GVT and merger of its spun off parcels into GVTPart (concerning the net asset spun-off from GVT related to telecommunication services) and into POP (concerning the net asset spun off from GVT related to non-telecommunication services), and merger of GVTPart into Telefônica, so that at the end of the process, the services currently provided by GVT, other than the telecommunication services, shall be concentrated in POP and the telecommunication services shall be concentrated in Telefônica;

The Parties believe that the merger of GVTPart into Telefônica, pursuant to the terms and conditions of this Protocol, is justified because, in addition to standardizing the provision of services, it aims to simplify the current organizational structure of Telefônica and to assist in the business integration of Telefônica with GVT.

Minutes of the 45th ESM (Pg. 9)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

2.         PRIOR TRANSACTION AND SHARE CAPITAL OF TELEFÔNICA AND GVTPART

(A)       As an act preceding the merger under this Protocol ("Merger"), on the same date and immediately prior to the resolution on the merger of GVTPart by Telefônica, GVT, currently a subsidiary of GVTPart (and indirectly controlled by Telefônica itself, which is also the other sole shareholder in GVT), shall be spun off and its net assets shall be transferred to GVTPart and to POP ("Total Spin-off" and, together with the Merger, the "Corporate Restructuring").

(B)       Thus, to enable the understanding of the Companies' information, since the Merger under this Protocol is part of a Corporate Restructuring to be implemented through previous acts on the same date involving Telefônica and GVTPart, as well as GVT and POP, the information to be considered in relation to the net assets object of the Merger shall be that existing and valid on the date of its review, on December 31, 2015 ("Base Date").

2.1.      Telefônica's Share Capital: Telefônica's share capital, all subscribed for and paid in on the Base Date, is sixty-three billion, five hundred seventy-one million, four hundred fifteen thousand, eight hundred sixty-five Brazilian Reais and nine cents (R$63,571,415,865.09), represented by one billion, six hundred ninety million, nine hundred eighty-four thousand, nine hundred twenty-three (1,690,984,923) shares, that is, five hundred seventy-one million, six hundred forty-four thousand, two hundred seventeen (571,644,217) common shares and one billion, one hundred nineteen million, three hundred forty thousand, seven hundred six (1,119,340,706) preferred shares, with no par value.

2.2.      GVTPart's Share Capital: GVTPart's share capital, all subscribed for and paid in on the Base Date, is thirteen billion, four hundred ninety-eight million, seven hundred ninety thousand, five hundred forty-nine Brazilian Reais (R$13,498,790,549.00), divided in thirteen billion, four hundred ninety-eight million, seven hundred ninety thousand, five hundred forty-nine (13,498,790,549) common shares, all with no par value.

Minutes of the 45th ESM (Pg. 10)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

2.2.1.   Given that on the same date and prior to the submission of the transaction under this Protocol to the Companies' shareholders, GVT's total spin-off shall be determined, with the transfer of the spun-off portions to GVTPart and POP. GVTPart's subscribed and paid-up capital on the date of its merger by Telefônica, should it be approved, shall be thirteen billion, four hundred ninety-nine million, six hundred fifty-seven thousand, nine hundred eighty-one Brazilian Reais (R$13,499,657,981.00), represented by thirteen billion, four hundred ninety-eight million, seven hundred ninety thousand, five hundred forty-nine (13,498,790,549) common shares, all with no par value, in accordance with the Independent Auditors' Reasonable Assurance Report on the Combined Accounting Information of GVTPart and the spun-off portion of GVT's net assets to be absorbed by GVTPart ("Assurance Report"), issued on the Base Date, and the Protocol of Total Spin-off and Instrument of Justification of GVT, concluded between the managements of GVTPart, POP and GVT, on the date hereof. Therefore, once the Total Spin-off is approved, GVTPart's share capital on the date of its merger by Telefônica shall be the one referred to in this item 2.2.1.

3.         MERGED COMPANY'S MERGER, APPRAISAL AND NET ASSETS.

3.1.      Merger: In view of GVTPart's Merger and the fact that Telefônica is the sole shareholder of GVTPart, all shares issued by GVTPart shall be canceled under item 4 of this Protocol.

3.2.      Base Date and Appraisal: With the Merger, GVTPart's net worth (already considering the absorption of GVT's spun-off portion by GVTPart as a result of GVT's total spin-off), shall be fully absorbed by Telefônica. GVTPart's net worth to be merged into Telefônica were first appraised based on their book value, on the Base Date, in accordance with the accounting practices adopted in Brazil ("Appraisal Report"), and were also presented in the Assurance Report, which was issued also considering the accounting information of GVT and GVTPart on the Base Date. The Appraisal Report and the Assurance Report, in accordance with Article 227 of the Brazilian Corporation Law, were prepared by the independent auditing and appraisal firm, Ernst & Young Auditores Independentes S.S., enrolled in the CNPJ/MF under No. 61.366.936/0001-25, ad referendum of the shareholders of the Parties to this Protocol, and are attached hereto as Annex A and Annex B, respectively.

Minutes of the 45th ESM (Pg. 11)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

3.3.      Equity Variations: In compliance with Article 224, III of the Brazilian Corporation Law, any equity variations in GVTPart (which shall absorb the equity variations in the portion of GVT's net assets transferred to GVTPart, occurring between the Base Date and the date of implementation of the Total Spin-off) between the Base Date and the date of implementation of the Merger shall be absorbed by Telefônica.

3.4.      Net Worth: According to the Appraisal Report, together with the Assurance Report, the total value of GVTPart's net worth on the Base Date, consolidated with the value of the portion of GVT's spun-off net assets to be transferred to GVTPart, both appraised at their book value on the Data Base and to be merged into Telefônica, sums up to eleven billion, nine million, nine hundred forty-two thousand, five hundred sixty-seven Brazilian Reais and eighty-five cents (R$11,009,942,567.85).

3.5.      Extinguishment of GVTPart: With the Merger and the consequent transfer of all its equity to Telefônica, GVTPart shall be extinguished under Article 227 of the Brazilian Corporation Law, being Telefônica's directors and executive officers responsible for registering and publishing the documents relating to the transaction.

4.         MERGING COMPANY'S SHARE CAPITAL, EXCHANGE OF SHARES, POLITICAL AND SHAREHOLDERS' RIGHTS.

4.1.      Merging Company's Share Capital: As a result of the Merger, as described above, there shall be no capital increase in the Merging Company, since Telefônica has already registered in its net worth the value of all GVTPart's shares.

4.2.      Treatment of the Merged Company's Shares: Given that GVTPart is currently a wholly-owned subsidiary of Telefônica (there not being, therefore, any minority shareholders in GVTPart), as a result of the Merger, GVTPart's shares shall be canceled and extinguished, pursuant to Article 226, Paragraph 1 of the Brazilian Corporation Law.

4.3.      No Exchange Ratio: Since there are no minority shareholders in GVTPart, given it is a wholly-owned subsidiary of Telefônica, there is no need to talk about any exchange ratio of shares held by minority shareholders of GVTPart with shares of the Merging Company.

Minutes of the 45th ESM (Pg. 12)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

4.4.      No Appraisal of net worth at market price for the purposes of Article 264 of the Brazilian Corporation Law: Since the Merger shall not cause changes in its shareholders' equity interest, given GVTPart is a wholly-owned subsidiary of Telefônica, there is no need to talk about any exchange ratio of shares held by the Merged Company's shareholders with the Merging Company's shares, and consequently, there are no interests of minority shareholders to be protected and, thus, according to CVM's understanding in prior similar cases and pursuant to CVM Resolution No. 559/08, Article 264 of the Brazilian Corporation Law and Article 8 of CVM Ruling No. 565/15 shall not apply.

5.         OTHER CONDITIONS APPLICABLE TO THE MERGER.

5.1.      Corporate Documents: Extraordinary General Meetings shall be held by GVTPart and Telefônica, to review and decide on the Merger set forth in this Protocol.

5.2.      Absence of Withdrawal Right: As mentioned above, there is no need to talk about any dissent or exercise of withdrawal rights of GVTPart's minority shareholders, as set forth in Article 136, (iv) and Article 137 of the Brazilian Corporation Law.

5.3.      Succession: The Merging Company shall succeed GVTPart in its rights and obligations, accounting for GVTPart's obligations under Articles 227 and 232 of the Brazilian Corporation Law, including as regards the rights and obligations arising out of the portion of GVT's net assets spun off and transferred to GVTPart immediately prior to the Merger.

5.4.      Authorization: The Executive Officers of the Merging Company and of the Merged Company shall be responsible for, and authorized to take, the necessary steps to implement the terms and conditions agreed to in this Protocol, in accordance with the applicable legislation.

Minutes of the 45th ESM (Pg. 13)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

5.5.      ANATEL's Prior Approval: The Corporate Restructuring was submitted for consideration and approval of the Brazilian Telecommunications Agency – ANATEL, which approved it under Act No. 50,169, of January 22, 2016, published in the Official Gazette of the Federal Executive on January 28, 2015, based on the conditions laid down therein.

5.6.      Jurisdiction: The Parties hereby elect the jurisdiction of the Courts of the City of São Paulo, State of São Paulo, to settle and resolve any disputes arising from this Protocol.

IN WITNESS WHEREOF, the Parties have signed this instrument in three (3) copies of equal content and form, and for one single purpose, together with the two undersigned witnesses.

São Paulo, March 14, 2016.

Telefônica Brasil S.A.

_____________________________ Amos Genish	_____________________________ Breno Rodrigo Pacheco de Oliveira

[signature page continues]

Minutes of the 45th ESM (Pg. 14)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

[Continuation of the signature page of the Protocol of Merger and Instrument of Justification of GVT Participações S.A. by Telefônica Brasil S.A., entered into on March 14, 2016.]

GVT Participações S.A.

_____________________________ Amos Genish	_____________________________ Breno Rodrigo Pacheco de Oliveira

Witnesses:

1. ______________________________

Name:

ID (RG):

2. ______________________________

Name:

ID (RG):

Minutes of the 45th ESM (Pg. 15)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

Annex A

Appraisal Report

Minutes of the 45th ESM (Pg. 16)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

Annex B

Assurance Report

Minutes of the 45th ESM (Pg. 17)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 45th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1st, 2016

Annex II

Declaration

Given the constant decisions of the Minutes of 290th meeting of the Board of Directors of March 14, 2016, and the Minutes of the 45th Extraordinary General Meeting of April 1st, 2016, of TELEFÔNICA BRASIL S.A. (“Telefônica”), headquartered at Av. Eng Luiz Carlos Berrini, No. 1376, Cidade Monções, São Paulo, State of São Paulo, enrolled with the CNPJ under No. 02..558.157/0001-62, Telefônica, by its legal representative, in compliance to ANATEL's decision embodied in Act. 50,169 of January 22, 2016, issued in the context of the request for prior approval no. 53500.012808/2015-50, aiming at the reorganization of the Telefónica Group Brazil, and in view of the provisions of Article 86, I, of the General Telecommunications Law (Law 9,472/1997, as amended by Law 12,485/2011) DECLARES that: (i) Acknowledge and fully assumes the economic and financial risks associated with the result of the tariff review procedure, the terms and conditions addressed in the administrative proceedings brought for this purpose, including those arising from uncertainty about the process and about the values to be defined by Anatel, which for all intents and purposes should be seen as normal risks to business activity, pursuant to Section 13.1, paragraph 1, item II of the Concession Agreement; and (ii) Renounces the rights to eventual restoration of the financial situation of the contract provided in Clauses 13.1, paragraph 1, and 13.3 of the Concession Agreement, due to the process and outcome of the tariff review, which will result in extrajudicial, the loss of the right to appeal administratively and request arbitration pursuant to Clause 33.1 of the Concession Agreement, and in the judicial context, the resolution of the merits of the deal by waiving the right on which is based the action in accordance with art. 269, V, of the Code of Civil Procedure (the same rule has to be provided for in art. 487 item II, letter "c", from the repeal of the old Code of Civil Procedure by Law no. 13,105 of March 16, 2015) .

São Paulo, April 1st, 2016.

_____________________________ Amos Genish	_____________________________ Breno Rodrigo Pacheco de Oliveira

Minutes of the 45th ESM (Pg. 18)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 1, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director